Jeanette L. Ourada
Vice President and Comptroller

December 15, 2016
BY FIRST-CLASS MAIL AND
BY ELECTRONIC TRANSMISSION

Mr. H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2015 (“2015 Form 10-K”)
Filed February 25, 2016
File No. 1-00368
Dear Mr. Schwall:

In your letter dated December 2, 2016, you provided comments from the review of our October 21, 2016 response letter and our 2015 Form 10-K by the staff (the “Staff”) of the Securities and Exchange Commission. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031, or by e-mail at apzi@chevron.com.

Form 10-K for the Fiscal Year ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page FS-6

Income Tax Expense, page FS-10

1.
We note your response to prior comment two from our letter dated September 26, 2016 in which you propose to include limited disclosure within MD&A, and refer readers to the discussion of the effective tax rate in the notes to your financial statements. However, as prescribed in the Instructions to paragraph 303(a) of Regulation S-K, the discussion and analysis shall focus on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. It is the staff’s view that your revised disclosure, even if read in conjunction with the financial statement footnote that you cite, does not appear to address whether the significant decline in your income taxes, and the underlying reasons therefore, are indicative of expected results. Separately, your disclosure does not appear to have quantified the impact of each main driver causing the decline in your income taxes. Expand your disclosure to address these items. See Item

Chevron Corporation
6001 Bollinger Canyon Road, San Ramon, CA 94583-2324
Tel 925 842 3232

Mr. H. Roger Schwall
Securities and Exchange Commission
October 21, 2016

303(a)(3) of Regulation S-K and the guidance in Sections 501.04, 501.12.b.3 and 501.12.b.14 of the Financial Reporting Codification.

Response:

In response to the Staff’s comments, in future filings, the company will include additional disclosure in our MD&A to address material events and known uncertainties that could affect the company’s income tax rate in future periods and to quantify the impact of each main driver causing the change in the income tax expense.
The following are two pro forma presentations, for your supplemental information, of how the MD&A would have appeared in our 2015 Form 10-K if the new format had been used:

Business Environment and Outlook - Additional disclosure in the opening section (FS-2)

The effective tax rate for the company can change substantially during periods of significant earnings volatility. This is due to the mix effects that are impacted both by the absolute level of earnings or losses and whether they arise in higher or lower tax rate jurisdictions. As a result, a decline or increase in the effective income tax rate in one period may not be indicative of expected results in future periods. Note 18 provides the company’s effective income tax rate for the last three years.

Consolidated Statement of Income - Income tax expense (FS-10)

The decline in income tax expense in 2015 of $11,760 is consistent with the decline in total before-tax income for the company of $26,360.  U.S. before-tax income was reduced from $6,296 in 2014 to a loss of $(2,877) in 2015. This $9,173 reduction was primarily driven by the effect of lower crude oil prices. The lower earnings had a direct impact on the company’s U.S. income tax expense, resulting in a reduction of $4,143 between year-over-year periods, from a tax expense of $2,450 in 2014 to a tax benefit of $(1,693) in 2015. International before-tax income was reduced between calendar years from $24,906 in 2014 to $7,719 in 2015. This $17,187 decline was also primarily driven by the effect of lower crude oil prices and the shut in of production in the Partitioned Zone. These effects drove the $7,617 reduction in International income tax expense between year-over-year periods, from $9,442 in 2014 to $1,825 in 2015. In addition there was an income tax benefit from the decrease in statutory tax rates in the United Kingdom in 2015. Refer also to the discussion of the effective income tax rate in Note 18 on Page FS-46.

* * *
Very truly yours,

/s/ Jeanette L. Ourada

Cc: Mr. Brian M. Wong (Pillsbury Winthrop Shaw Pittman)